Exhibit 99.1

news release

Encana announces vision and strategy, bold action underway

For Immediate Release

Calgary, Alberta (November 5, 2013) TSX, NYSE: ECA

Encana Corporation announced its clear vision and strategy today, earlier than initially expected, and has already started making the significant and bold changes needed to put Encana on track to be a leading North American resource play company.

“We are doing what it takes to get Encana back to winning and we have already begun executing on our strategy with some of that impact being seen in our strong third quarter results,” says Doug Suttles, Encana President & CEO. “We have a focused long term plan in place, the resource base to support that plan and a talented team of people with the energy and drive to succeed.”

The key points of Encana’s strategy are:

•	Focus its capital investment on five oil and liquids-rich resource plays in North America.

•	Continue to lower cost structures by leveraging its proven operational expertise and focusing operations to improve efficiency.

•	Grow liquids production to build greater commodity diversity in its portfolio while retaining significant high quality natural gas resource options.

•	Align the organizational structure with its strategy.

•	Reset the Company’s dividend to align this return of cash to shareholders with current cash flow generation, while maintaining financial discipline and a strong balance sheet.

•	Unlock additional value from the portfolio through asset divestitures and an initial public offering (IPO) of its Clearwater mineral fee title lands and associated royalty interests.

“Encana is focused on developing high quality resource plays in North America and continuously striving to operate in those plays more efficiently than our competitors,” says Suttles. “Our tremendous asset base offers us the opportunity to build a focused portfolio with exposure to different geographic regions and product diversity, providing quality investment options and the ability to prosper through variable commodity price cycles.”

Through its disciplined and focused growth strategy the Company believes it can average a more than 10 percent compound annual growth rate in cash flow per share through 2017.

“The Board is confident in this strategy because of the deep level of research and intense analysis undertaken by Doug and his team,” says Clayton Woitas, Encana’s Board Chairman. “We believe this is the right path forward for Encana.”

Unlocking value from its portfolio

The Company will invest approximately 75 percent of its 2014 capital into five high return oil and liquids-rich plays: the Montney, Duvernay, DJ Basin, San Juan Basin and Tuscaloosa Marine Shale.

“One of Encana’s competitive advantages is our team’s ability to develop large, complex resource plays where we can implement our full resource play hub process that is proven to drive down costs and create higher returns,” says Suttles. “The five high quality liquids-rich plays we’ve chosen to focus on offer the scale and running room we need to realize that advantage.”

Encana also plans to transfer its significant mineral fee title land position and associated royalty interests across southern Alberta – approximately five million net acres where the Company holds the oil and gas rights and can collect royalties on production – into a separate company through an IPO by mid-2014. Encana intends to retain a significant stake in the new company which will manage leasing activities in the area currently known as Encana’s Clearwater play. This gives the Company the opportunity to unlock value from what it believes is an undervalued royalty business in its portfolio while offering the potential for longer term cash flow generation to Encana.

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In addition to its investment in its top five plays and the Clearwater royalty business IPO, Encana will continue to seek opportunities to improve its portfolio and realize the full value of its massive asset base. The Company identified a number of assets that have considerable upside potential through a divestiture process scheduled to begin immediately.

Taking action for 2014

The Company is in the process of aligning the organization with its focused strategy and the new structure is expected to result in an approximate 20 percent workforce reduction. Encana will consolidate its office locations to Calgary, Alberta and Denver, Colorado resulting in the closing of its Plano, Texas office.

“In order to align our organization with our strategy, we have had to make a number of exceptionally difficult decisions,” adds Suttles. “The restructuring that is underway reflects our shift from funding about 30 different plays to focusing our resources on five key areas. We will work as hard as we can to make these staffing decisions quickly and thoughtfully and we will treat everyone affected with respect as we work through this very difficult part of our transition.”

The Company expects its capital program to be approximately $2.5 billion for 2014 and intends to issue more detailed guidance for that program in mid-December 2013.

“I’m excited about Encana’s future and encouraged by how our people have rallied as one team to get Encana back to winning,” says Suttles. “While we have a lot of challenging work ahead of us, I am more confident than ever that we will be successful.”

Dividend Declared

On November 4, 2013, the Board declared a dividend of $0.07 per share payable on December 31, 2013, to common shareholders of record as of December 13, 2013.

“The dividend is an important component of total shareholder return. The current level is consistent with maintaining a strong balance sheet in a volatile commodity price environment and recognizes the attractive investment options within our portfolio,” adds Suttles.

Conference Call for Investors

Encana will host a webcast conference call with a slide presentation for investors today, Tuesday, November 5, 2013 starting at 6:00 a.m. MT (8:00 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (778) 371-9827 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 11:00 a.m. ET on November 5 until midnight December 11 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 97022130. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to attend the call in a listen-only mode.

Follow Encana on Twitter @encana for updates during the conference call.

Conference Call for Media

A Conference Call for media will be held today, Tuesday, November 5, 2013 starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (403) 451-9838 approximately 10 minutes prior to the conference call and provide the Conference ID number 97041655.

Updated Presentation at www.encana.com

A presentation offering more information on Encana’s strategy is available for download on the Company’s website in the Invest in Us section under Presentations & Events.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

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In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the Company’s expectations through 2017 including being a leading North American resource play company, having a disciplined focus on generating profitable growth and creating sustainable shareholder value, which results in balanced oil, liquids and natural gas production, operations focused on a limited number of assets and being among the most efficient operators; Encana’s assessment and ability to leverage its core competencies to be successful; the Company’s plans to focus capital investment in certain assets, drive cost structures lower, reduce its workforce and close certain offices, including the expected timing, maintain portfolio flexibility, including geography and commodity mix, retaining gas optionality and a sustainable capital program, and maintaining a strong investment grade balance sheet, including plans to pay or change the Company’s dividend; expected changes to the Company’s operating cash flow by product by 2017; expected growth rate and cash flow per share growth through 2017, including growth as compared to production; expected production from the Company’s core properties, including their identification, expected returns, commodity mix, production capability, timing of such production, running room and scalability, years of drilling inventory, the position of Encana’s acreage within each play, market access and number of rigs; the success of certain divestitures and upside potential of such assets; the plan to conduct a public offering of certain royalty interests, including the expected future activities of the new company following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana’s expected ownership level in the new company, that applicable regulatory approvals will be obtained and the timing and success of such offering; expected capital allocation and carry cost by play in 2014; estimated third-party capital investments and the estimated benefits of such capital; estimated commodity pricing, including assumptions used in modeling and projected success; success of implementing the resource play hub process across certain plays; estimated well drilling inventory, PIIP, EUR, well and supply costs and initial production rates for various plays; the Company’s focus and vision from 2014 to 2017; estimated returns associated with best in class operational performance; drilling commitments of third parties; implementing the Company’s new strategy, including the success of such strategy; projections contained in the Company’s Corporate Guidance (including but not limited to estimates of cash flow, including per share amounts, natural gas, oil and natural gas liquids (“NGLs”) production, capital investment and its allocation, net capital investment, net divestitures, operating costs and estimated sensitivities of cash flow and operating earnings) and the timing of future updates; assumed hedging position; projected development activities and number of wells to be drilled, including their timing and locations; estimates of reserves and economic contingent resources, including implied reserve life index; and Encana’s expected resource play life cycle.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find

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additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Without limiting the generality of the foregoing, there can be no assurance that Encana will ultimately conduct a public offering of certain royalty interests or, if a new company is created, the final particulars thereof, including without limitation, the number, value or location of the mineral fee title lands and associated royalty interests that would be proposed to be transferred to a new company, the size of the retained interest that Encana would hold initially or in the future in the new company, and other arrangements that would be proposed or exist as between Encana and the new company. Encana’s determination to create a new company is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals and approval by Encana’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.7 Bcf/d and 2.8 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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